

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

June 11, 2009

<u>Via U.S. Mail</u>

Mr. Rajat Bahri
Chief Financial Officer
Trimble Navigation Limited
935 Stewart Drive
Sunnyvale, CA 94085

      Re: Trimble Navigation Limited
               Form 10-K for the Year Ended January 2, 2009
               Form 8-K Dated February 3, 2009
               File No. 001-14845

Dear Mr. Bahri:

      We have reviewed your letter dated May 15, 2009 and have the following comment. Where indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Certain Relationships and Related Transactions, and Director Independence, page 88</u>

1.   We note your response to prior comment 6. Disclosure of policies and procedures for the review, approval or ratification of transactions with related persons is required by Item 404(b)(1) of Regulation S-K regardless of whether you are required to disclose any transactions pursuant to Item 404(a). Accordingly, we reissue the comment.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on

EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann, Staff Attorney, at (202) 551-6262 or me at (202) 551-3637 if you have questions on any other comments.

Sincerely

Jay Mumford
Senior Attorney